Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 13 May 2026 – 07:00 CEST

Q1 2026: Sunrise on track with solid financial results

•

Commercial performance in line with Q1 seasonality: net customer growth of +10,000 mobile postpaid[1] subscriptions, increasing stabilisation of the Internet customer base (-1,000 Internet[2] subscriptions).

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Solid financial results: stable revenue (+0.1% YoY), increased Adjusted EBITDAaL[3] (+2.5% YoY), strong growth in Adjusted EBITDAaL[3] less P&E Additions (CAPEX[4], +15.9% YoY) and stable Adjusted Free Cash Flow[3,5]. P&E Additions (CAPEX4) decreased (-6.6% YoY) and amounted to 18.5% of revenue. The net loss increased, whilst net cash flow from operating activities (-41.9%) and capital expenditure as disclosed in the cash-flow statement (-23.3%) decreased.

•

Foundations laid for the rest of the year: launch of the innovative Sunrise Rewards programme focusing on existing loyal customers. Strategic partnership with PHOENIQS initiated to introduce B2B offers based on sovereign Swiss AI infrastructure.

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Financial guidance for 2026 is fully confirmed, including the expected dividend for the 2026 financial year[9] of CHF 3.49 per Class A Share and CHF 0.35 per Class B Share in 2027, representing dividend growth of over +2% YoY.

Consolidated results Q1 2026

(CHF million)	3 months 2025	3 months 2026	Change
Revenue	722.1	722.8	0.1%
Residential customers	520.3	513.2	(1.4%)
Business customers and wholesale	200.8	209.5	4.3%
Infrastructure & support functions	1.0	0.1	n/m
Adjusted EBITDAaL[3]	240.0	245.9	2.5%
P&E Additions (CAPEX4)	(143.1)	(133.6)	(6.6%)
Adjusted EBITDAaL[3] less P&E Additions (CAPEX4)	96.9	112.3	15.9%
Adjusted FCF[3,5]	(116.5)	(111.0)	n/m
As reported:
Net loss	(1.3)	(39.4)	n/m
Net cash provided by operating activities	171.1	99.8	(41.9%)
Capital expenditures in the cash-flow statement[6]	(108.0)	(82.8)	(23.3%)

Note: The key financial figures and growth rates are presented on a rebased (IFRS) basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

«Our commercial result is in line with expectations for the first quarter, reflecting the lower market liquidity that is usual for the season. Stable revenue, combined with continued cost discipline, resulted in an improved Adjusted EBITDAaL. With Sunrise Rewards and the recently agreed partnership with PHOENIQS, we have laid important foundations in both the residential and business segments to strengthen commercial momentum over the year. We therefore fully confirm our 2026 guidance, including the targeted dividend growth», commented André Krause, CEO of Sunrise, on the Q1 2026 results.

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Growth in mobile postpaid1, with increasing stabilisation in the Internet2 segment

In a seasonally weaker market Sunrise achieved growth in customer numbers at the start of the year in the mobile postpaid1 segment, with net growth amounting to +10,000 RGUs (revenue generating units). At the same time, the Internet2 segment showed an increasing trend to stabilisation compared with the two preceding quarters (-1,000 RGUs compared with -2,000 in Q4 and -7,000 in Q3 2025), which is mainly attributable to stronger customer loyalty and the associated improvement in the churn rate.

The proportion of broadband customers who also used a Sunrise postpaid mobile plan showed continued growth, thanks to continued successful cross-selling. The fixed-mobile convergence rate (FMC7) rose by 2.2 percentage points YoY to 60.5%. As of 31 March 2026, Sunrise had around 3.16 million mobile, 1.28 million Internet and 0.96 million enhanced TV RGUs.

Foundations laid for growth in the current year

With Sunrise Rewards, Sunrise launched an innovative loyalty programme in Q1 2026, which is a central component of the customer-focused strategy of the main brand Sunrise. The programme has been systematically and permanently embedded in the customer relationship and is expected to increase loyalty, broaden product usage and foster closer customer relationships through regular interaction, thanks to the loyalty points that can be collected. The aim is to strengthen customer retention in the long term, reduce churn and further promote cross- and upselling within the existing customer base. Following a successful silent launch in March, Sunrise Rewards will be rolled out fully in the coming days and promoted with a major campaign.

Sunrise also dominated the «connect complete check 2026», with the best overall package comprising network quality, premium support, mobile subscriptions and additional services, making it the test winner in six out of seven user profiles. Sunrise was the only provider to receive the top rating of «outstanding» across all user segments assessed, thereby further consolidating its strong position in the premium segment and demonstrating its appeal for a wide range of user needs.

In the B2B segment in Q1 2026, Sunrise initiated an exclusive strategic partnership with PHOENIQS. With this partnership, Sunrise will be the only Swiss telecommunications provider able to offer its business customers AI solutions that are developed, hosted and operated entirely in Switzerland – with no reliance on foreign cloud services. The offer targets large enterprises, the public sector and SMEs, and is specifically designed to meet the requirements of regulated industries.

Solid financial results for Q1 2026

Revenue remained stable in Q1 2026 (+0.1% YoY), primarily due to growth in the mobile postpaid1 and B2B segments, as well as in device sales. These and other factors offset the decline in the Internet2 segment and the generally subdued market liquidity.

Adjusted EBITDAaL3 increased in Q1 2026 (+2.5% YoY). This increase was supported by sustained cost efficiency and the continued optimisation of operating expenses (OPEX). Savings on external IT and professional services had a particularly significant impact and there was a favourable comparison with Q1 2025 due to the varying timing of individual costs. However, it is expected that this phasing effect will even out over the course of the year.

P&E Additions (CAPEX4) amounted to 18.5% of revenue in Q1 2026 and fell by -6.6% YoY. The decline is due to the fact that major infrastructure expansions have largely been completed, the investment requirements for network and customer-premise equipment (CPE) expenditure have fallen and efficiency gains have been achieved in IT and project implementations. At the same time, investments were directed specifically towards commercial platforms, products and service innovations.

The increase in Adjusted EBITDAaL3 less P&E Additions (CAPEX4) of +15.9% YoY in Q1 2026 derived both from higher Adjusted EBITDAaL3 and from lower CAPEX4. The combination of stronger operating results and reduced capital expenditure led to improved operating cash generation. Adjusted FCF3,5 therefore remained stable in Q1 2026 due to seasonal factors and was in line with the typical cash-flow profile for the first quarter.

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The increase in the net loss from CHF 1.3 million in the same quarter of the previous year to CHF 39.4 million in Q1 2026 is primarily due to changes in financial income, in particular the absence of the exchange-rate gains achieved in the same quarter of the previous year, and to higher restructuring costs. Net cash provided by operating activities fell by -41.9% due to working capital movements, driven by lower liabilities and higher accounts receivable, while capital expenditures in the cash-flow statement6 decreased by -23.3% due to lower expenditure on fixed assets and payments for capital-related provisions that differ in timing.

Financial guidance for 2026 reconfirmed

With its Q1 2026 results, Sunrise has fully reconfirmed its financial guidance for 2026 as follows

•	Revenue: broadly stable

•	Adjusted EBITDAaL[3]: around CHF 1 billion

•	Capital expenditure (CAPEX4)/revenue: <15%

•	Adjusted FCF[3,5]: CHF 380 – 400 million

•	Expected dividend for the 2026 financial year: CHF 3.49 per Class A Share and CHF 0.35 per Class B Share in 2027, in line with the targeted progressive dividend policy (+>2% YoY).[9]

The expected dividend for the 2026 financial year will be paid exclusively from reserves from foreign capital contributions and will therefore be treated for Swiss tax purposes as a repayment of qualifying additional paid-in capital. Accordingly, the dividend for the 2026 financial year will not be subject to the 35% Swiss withholding tax. For individuals resident in Switzerland who hold the shares as private assets, the dividend is also generally not subject to Swiss income tax. Sunrise expects this tax treatment for dividends to continue in the medium-term future.

Note: The key financial figures and growth rates are presented on a rebased (IFRS) basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

[1]	Net additions of residential customers and B2B.
[2]

Organic net adds of 0k in Q2 2025 and (7k) in Q3 2025 and (2k) in Q4 2025, removal of ~2k / ~3k / ~1k non-organic, non-Revenue generating customers. In Q2/Q3 the removal was part of the Interbrand Migrations, whereas the Q4 correction related to a technical clean up of legacy ADSL lines identified in January 2026 with no underlying customers, billing, or revenues. It has been adjusted in Q4 2025 to maintain comparability of organic trends; Broadband Internet Base RGU development in Q2- Q4 2025 includes the removal resulting in (2k), (3k) and (1k) as per factsheet disclosure.

[3]

Quantitative reconciliations to net income/loss (including net income/loss growth rates) and to cash flow from operating activities for the Adjusted EBITDA, Adjusted EBITDAaL and Adjusted FCF forecasts cannot be provided without undue effort, as neither (i) certain non-cash expenses and income, including components of non-operating income/expenses, depreciation and amortisation, and impairment losses, restructuring and other operating items included in net income/loss from continuing operations, nor (ii) specific changes in working capital affecting cash flow from operating activities, are forecast. The items that Sunrise does not forecast may vary significantly from period to period, subject to unforeseen events.

[4]	Excluding finance-lease additions from rental expenses, ice-hockey rights and M&A activity.
[5]

In Q4 2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during the 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior year taxes in the current period, which have been cash settled via amended returns on a cantonal basis largely during 2025, with diminishing phasing over the years 2026 and 2027. Adj. FCF excludes the tax-settlement-related charge and it is not included in the FY 2026 guidance due to pre-funding of the tax settlement by Liberty Global.

[6]	Capital expenditure as part of the net outflow of cash for investing activities («Capital expenditure in cash flows from investing activities»).
[7]

Fixed-mobile convergence indicates the number of residential customers who have subscribed to both a fixed-line broadband Internet service and a postpaid mobile service, divided by the total number of customers who have subscribed to at least one fixed-line broadband Internet service.

[8]	IFRS, on an adjusted basis.
[9]	To be proposed by the Board of Directors of Sunrise upon achieving the financial guidance for the 2026 financial year and subject to approval by the Annual General Meeting.

The investor presentation can be found on the Sunrise Investor Relations website. The live conference call and webcast for analysts and investors will begin at 10:00 CEST.

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Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecoms market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive fixed-line access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out through premium quality and is optimally positioned for growth. Leveraging its best-in-class, future-proof networks, Sunrise provides residential customers with high-quality mobile, fixed-line, broadband and TV services, and supports business customers from a one-stop shop with 360° communications and integrated ICT solutions for connectivity, security and IoT, thereby accelerating their digitalisation.

As of the end of March 2026, the Sunrise customer base included around 3.16 million mobile, 1.28 million broadband and 0.97 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise fosters a dynamic and international environment where every voice is heard, perspectives are shared and values are respected. Sunrise firmly believes that equal opportunities for a diverse workforce are critical to the company’s success. Around 2,900 employees (FTE) from roughly 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment – reflecting the diversity of our customers. www.sunrise.ch

Forward-looking statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including projected financial and operating data, such as Sunrise’s outlook for 2026, as well as expectations regarding 2026 guidance and dividend growth, subject to financial performance, legal and regulatory constraints, and Board and shareholder approvals, Sunrise’s financial position, operating results, business activities, market share, the network, service revenue, Adjusted EBITDAaL, investments, the expected generation of Adjusted Free Cash Flow, its timing and intended use, expectations regarding business volume with customers, Sunrise’s growth and other strategies, future growth prospects and anticipated measures to achieve growth, including the B2B strategy, Sunrise’s expectations, plans and opportunities, including, amongst other things, those relating to new product and service offerings, capital expenditure levels and phasing, cost optimization initiatives, artificial intelligence-related products, services and partnerships, which remain subject to technological development and customer adoption and the associated expected timeframe and potential benefits thereof, expectations regarding net customer growth, ongoing operational efficiency improvements, the macroeconomic environment, expectations and potential increases in future dividends, the costs and terms of Sunrise’s liabilities to third parties, as well as other information and statements that are not historical facts.

These forward-looking statements are based on current expectations, estimates and projections of factors affecting Sunrise’s future performance and are subject to significant risks and uncertainties, some of which are beyond Sunrise’s control. This could result in actual results differing materially from those expressed or implied by these statements. These risks and uncertainties include, among other things, Sunrise’s ability to successfully implement its plans and strategies, the ability to realise the expected benefits arising from a series of transactions completed on 8 November 2024, as well as from the spin-off of Liberty Global Ltd.’s Swiss telecommunications business to Sunrise, and any unforeseen difficulties or costs arising therefrom. This also includes Sunrise’s ability to subsequently operate successfully as an independent listed company and to maintain relationships with key business partners, as well as other factors, such as detailed filings with the US Securities and Exchange Commission (SEC), including most recently the Form 20-F filed by Sunrise and related subsequent reports.

These forward-looking statements are valid only at the time of publication of this document. Statements regarding the future are based on expectations which, in Sunrise’s view, are founded on reasonable assumptions. However, there is no guarantee that these expectations will actually be realised. Even if expectations need to be adjusted due to new events, conditions or circumstances, Sunrise is under no obligation to update or revise these forward-looking statements. It should be noted that undue reliance should not be placed on forward-looking statements.

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Appendix to the ad hoc announcement pursuant to Article 53 LR

Non-IFRS Financial Measures

This ad-hoc announcement includes financial measures that are not presented in accordance with International Financial Reporting Standards (IFRS), including Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL less P&E Additions, and Adjusted FCF.

Sunrise believes that Adjusted EBITDA and Adjusted EBITDAaL are meaningful measures because they provide a transparent view of Sunrise’s recurring operating performance, which is unaffected by its capital structure, and allow management to (a) readily identify operating trends, (b) perform analytical comparisons and benchmarking between segments, and (c) identify strategies to improve operating performance.

Sunrise also believes that Adjusted EBITDA and Adjusted EBITDAaL are useful to investors because they provide a basis for comparing Sunrise’s performance with that of other companies in the same or similar industries.

Reconciliation of non-IFRS financial measures

Net income – Adjusted EBITDAaL (CHF million)	Q1 2025	Q1 2026
Net income (loss)	(1.3)	(39.4)
Income tax expense (income)	3.8	(10.7)
Share of losses (gains) of affiliates	(1.1)	(2.0)
Net financial expense (income)	11.3	65.5

Operating income (loss)	12.7	13.4
Depreciation and amortisation (non-lease-related)	233.4	214.0
Depreciation of right-of-use assets	32.9	30.7
Share-based compensation expense	7.3	5.8
Impairments, restructuring and other operating items	2.0	27.5

Adjusted EBITDA (as reported)	288.3	291.4
Lease-related expenses	(48.3)	(45.5)

Adjusted EBITDAaL (as reported)	240.0	245.9
Rebase adjustment: Pro forma Transaction Costs(1)	—	—
Rebase adjustment: Transaction-related costs(2)	—	—
Rebase adjustment: Transitional Services Agreements(3)	—	—

Adjusted EBITDAaL (rebased)	240.0	245.9

Net cash provided by operating activities – Adjusted FCF (CHF million)	Q1 2025	Q1 2026
Net cash provided by operating activities	171.1	99.8
Interest paid	(103.0)	(124.8)
Interest-related derivative receipts (payments)	(10.2)	30.7
Vendor financing additions	90.8	86.2
Capital expenditure	(108.0)	(82.8)
Principal payments on vendor financing	(133.0)	(87.5)
Payments of lease liabilities	(35.3)	(39.2)

Adjusted Free Cash Flow (as reported)	(127.7)	(117.6)
Pro forma Transaction Costs(1)	—	—
Rebase adjustment: Transaction-related Costs(2)	—	—
Rebase adjustment: Tax Audit(4)	11.2	6.6

Adjusted Free Cash Flow (rebased)	(116.5)	(111.0)

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Capital expenditure – P&E Additions (CAPEX) (CHF million)	Q1 2025	Q1 2026
Capital expenditure	108.0	82.8
Mergers and acquisitions (asset deals)	—	—
Recognition of sport-broadcasting rights	—	—
Assets acquired under vendor financing	15.4	55.3
Changes in current liabilities relating to capital expenditure (including related-party amounts)	19.7	(4.5)

P&E Additions (CAPEX)	143.1	133.6

(1)

Represents certain one-time Sunrise spin-off-related costs during 2024. The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs so as not to impact the underlying growth rates of the business for this non-organic impact.

(2)	Represents certain recurring spin-off-related standalone costs (adjusted in the prior year comparison).
(3)

Represents one or more transitional service agreements pursuant to which LGE will provide Sunrise various administrative services to ensure an orderly transition following the spin-off. The services to be provided by LGE will include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The expected terms of the services are up to five years following the spin-off, depending on the individual service elements. In addition, the transitional service agreements with a five-year term are subject to an early termination right on the fourth anniversary thereof. The aggregate charges expected to be payable by Sunrise under the transitional services agreements will decrease during the term and are approximately CHF 30.0 million for the first year.

(4)

In Q4 2024, Sunrise reached a provisional settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during 2024. The provisional settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise recognised significant prior-year taxes in Q4 2024, which have been and will continue to be cash settled via amended returns on a cantonal basis, primarily during 2025 and 2026.

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